TruGolf Holdings, Inc.

60 North 1400 West Centerville

Utah 84014

September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	TruGolf Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-288219

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, TruGolf Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on September 10, 2025, or as soon thereafter as possible on such date.

Very truly yours,

TruGolf Holdings, Inc.

By:	/s/ Christopher Jones
Name:	Christopher Jones
Title:	Chief Executive Officer